Exhibit 99.1

“Bezeq” The Israel Telecommunication Corp Limited

(“The Company”)

November 20, 2019

Attn.	Attn.
Israel Securities Authority	The Tel-Aviv Stock Exchange Ltd

Dear Sir or Madam,

Re: Immediate Report - Class Action - Pelephone Communications Ltd.

On November 19, 2019, the Company received a notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”), regarding a claim together with a class action certification motion that was filed against Pelephone and two other cellular companies (the “Respondents”) in the Tel Aviv District Court. In the petition it is alleged, in connection with Pelephone, That in the past Pelephone collected funds from its customers for third parties for content services using the payment method deposited with Pelephone for payment of the cellular account, as opposed to the Pelephone license and legal provisions.

The petitioner in the claim set the amount of the group claim against each of the respondents for a total of NIS 400 million, in addition to compensation for each of the group members in the amount of NIS 500, which is an estimate of the non-pecuniary damages caused to the group members.

Pelephone is studying the details of the claim and the class action certification motion and neither it nor the Company can evaluate their likelihood of success at the present stage.

Yours sincerely,

“Bezeq” The Israel Telecommunication Corp Limited

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.